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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ALERE INC.
(Name of Subject Company)

ABBOTT LABORATORIES
(Offeror)
(Names of Filing Persons)

SERIES B CONVERTIBLE PERPETUAL PREFERRED STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

01449J204
(CUSIP Number of Class of Securities)

Hubert L. Allen
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6100
Telephone: (224) 667-6100
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Richard B. Aftanas, P.C.
Ross M. Leff
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Telephone: (212) 446-4800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$714,939,727.20	$82,861.51

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying 1,774,407 shares of Series B Convertible Perpetual Preferred Stock, par value $0.001 per share (the "Preferred Stock"), of Alere Inc. ("Alere") outstanding by the offer price of $402.00 per share of Preferred Stock, plus accrued but unpaid dividends due on the Preferred Stock. The transaction value is also based on an estimate of $1,628,113.20 of accrued but unpaid dividends on the Preferred Stock as of August 11, 2017.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") relates to the offer by Abbott Laboratories, an Illinois corporation ("Abbott" or the "Purchaser"), to purchase for cash all of the outstanding shares of Series B Convertible Perpetual Preferred Stock of Alere Inc., par value $0.001 per share (the "Preferred Stock"), at a purchase price of $402.00 per share of Preferred Stock (the "Offer Price"), plus accrued but unpaid dividends to, but not including, the settlement date of the Offer (as defined herein), net to the seller thereof in cash, without interest thereon and subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 17, 2017 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal," which, together with the Offer to Purchase, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.    Summary Term Sheet

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information

        (a)   The name of the subject company is Alere Inc. ("Alere"), a Delaware corporation. Alere's principal executive offices are located at 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453. Alere's telephone number is (781) 647-3900.

        (b)   The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in Section 6, entitled "Price Range of the Shares of Preferred Stock," of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

        This Schedule TO is filed by the Purchaser. The information set forth in the "Summary Term Sheet," Section 9, entitled "Certain Information Concerning the Purchaser," and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

        The information set forth in the "Introduction," Section 9, entitled "Certain Information Concerning the Purchaser," Section 11, entitled "Background of the Offer; Past Contacts, Negotiations and Transactions," and Section 12, entitled "Purpose of the Offer; Plans for Alere; Other Matters," of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

        The information set forth in the "Introduction," Section 7, entitled "Effect of the Offer on the Market for the Shares of Preferred Stock; NYSE Listing; Exchange Act Registration," and Section 12, entitled "Purpose of the Offer; Plans for Alere; Other Matters," of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

        The information set forth in Section 10, entitled "Source and Amount of Funds," of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company

        The information set forth in the "Introduction" and Section 9, entitled "Certain Information Concerning the Purchaser," of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used

        The information set forth in Section 11, entitled "Background of the Offer; Past Contacts, Negotiations and Transactions," Section 12, entitled "Purpose of the Offer; Plans for Alere; Other Matters," and Section 14, entitled "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements

        Not applicable.

Item 11.    Additional Information

        (a)(1)  The information set forth in Section 9, entitled "Certain Information Concerning the Purchaser" and Section 11, entitled "Background of the Offer; Past Contacts, Negotiations and Transactions," of the Offer to Purchase is incorporated herein by reference.

        (a)(2)  The information set forth in Section 13, entitled "Conditions of the Offer" and Section 15, entitled "Legal Proceedings," of the Offer to Purchase is incorporated herein by reference.

        (a)(3)  Not applicable.

        (a)(4)  Not applicable.

        (a)(5)  The information set forth in Section 15, entitled "Legal Proceedings," of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits

(a)(1)(A)	Offer to Purchase, dated as of July 17, 2017.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Summary Advertisement published in the Wall Street Journal on July 17, 2017.
(a)(1)(F)	Press Release issued by Abbott Laboratories on July 17, 2017.
(d)(1)
Agreement and Plan of Merger, dated as of January 30, 2016, by and among Alere Inc. and Abbott Laboratories (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Abbott Laboratories with the SEC on February 2, 2017).

(d)(2)	Amendment to Agreement and Plan of Merger, dated as of April 13, 2017, by and among Alere Inc., Abbott Laboratories and Angel Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Abbott Laboratories with the SEC on April 14, 2017).

Item 13.    Information Required By Schedule 13e-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Abbott Laboratories
By:	/s/ BRIAN B. YOOR
	Name:	Brian B. Yoor
	Title:	Executive Vice President, Finance and Chief Financial Officer

Date: July 17, 2017

 INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated as of July 17, 2017.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Summary Advertisement published in the Wall Street Journal on July 17, 2017.
(a)(1)(F)	Press Release issued by Abbott Laboratories on July 17, 2017.
(d)(1)
Agreement and Plan of Merger, dated as of January 30, 2016, by and among Alere Inc. and Abbott Laboratories (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Abbott Laboratories with the SEC on February 2, 2017).
(d)(2)
Amendment to Agreement and Plan of Merger, dated as of April 13, 2017, by and among Alere Inc., Abbott Laboratories and Angel Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Abbott Laboratories with the SEC on April 14, 2017).

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required By Schedule 13e-3.
SIGNATURES
INDEX TO EXHIBITS